New Nouveau Brunswick

Department of Finance and Treasury Board

Fiscal and Economic Update
First Quarter 2019–2020

Fiscal and Economic Update
First Quarter 2019–2020

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

September 2019

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-1896-0

Think Recycling!

Minister's Message



This report fulfils a commitment made in Budget 2019–2020 and represents a new way of providing up-to-date financial results to New Brunswickers.

For the first time, government is showing quarterly actual financial results in addition to year-end projected results. This change in fiscal reporting demonstrates a commitment to enhancing transparency and responsible financial management.

By adding year-to-date actual results, New Brunswickers will be better positioned to follow the evolving trends facing our finances over the course of the year. This report will identify areas where we are on- and off-track and where we need to manage more closely to meet budget targets.

This enhanced way of reporting on our public finances presents projected results and quarterly results in a side-by-side format, allowing New Brunswickers to compare actual progress against the plan outlined in Budget 2019–2020. While reporting in this format provides a more comprehensive view of our finances, timing and recognition of revenue and expenses, seasonal patterns, year-end accounting adjustments and changing forecast expectations may result in some differences between full-year projections and quarterly actual results.



Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2019–2020 Fiscal Update

Projections for the 2019–2020 fiscal year show a surplus of $38.0 million compared to the budgeted surplus of $23.1 million.

Revenue is projected to be $61.3 million higher than budget largely due to a $49.1 million increase in Special Operating Agencies revenue and a $18.6 million increase in Conditional Grants.

Total expenses are projected to be higher than budget by $46.4 million largely due to $28.5 million in additional expense in Special Operating Agencies and an $18.6 million increase in Ordinary Account expenses.

The net debt is projected to decrease by $63.8 million, an improvement of $14.6 million over budget.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue	9,845.7	9,907.0	61.3	2,453.8	2,503.3	49.5
Expense	9,822.6	9,869.0	46.4	2,363.6	2,395.9	32.3
Surplus (Deficit)	**23.1**	**38.0**	**14.9**	**90.2**	**107.4**	**17.2**
Net Debt - End of Year	**(14,055.6)**	**(14,040.9)**	**14.6**	**(13,952.1)**	**(13,921.7)**	**30.4**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $61.3 million higher than budget. The major variances include:

- Special Operating Agencies revenue is up $49.1 million mainly due to additional federal funding under the Building Canada Fund - Gas Tax Transfer.
- Conditional Grants are up $18.6 million mainly due to projected recoveries under the Disaster Financial Assistance program.
- Capital Revenue is up $5.5 million mainly due to increased federal recoveries related to various capital projects.
- Cannabis-related revenue is down $7.2 million due largely to lower than projected sales volumes. This includes reductions in the projected Cannabis duty, revenues from the Cannabis Management Corporation, and the Cannabis Education and Awareness Fund.
- Tobacco Tax revenue is down $5.0 million due to lower than projected volumes.

Expense Outlook

Total expenses are projected to be over budget by $46.4 million. The major variances include:

- Special Operating Agencies are over budget by $28.5 million, mainly due to increased project expenses resulting from the receipt of additional funding under the Building Canada Fund - Gas Tax Transfer.
- Health is $25.2 million over budget mainly due to higher enrolment in the NB Drug Plan, as well as higher costs in Medicare related to additional physicians and contractual increases.
- Public Safety is $16.6 million over budget mainly due to expenses incurred under the Disaster Financial Assistance program, primarily associated with the 2019 heavy rainfall and spring flood events. These expenses are offset to a large extent by federal recoveries.
- Other Agencies are $7.8 million over budget mainly due to increased expenditures associated with several consolidated entities.
- The Service of the Public Debt is $8.0 million lower than budgeted due to higher interest income and a smaller 2018–2019 borrowing program than anticipated at the time of the 2019–2020 Budget.
- General Government is under budget by $25.3 million mainly due to lower than expected expenses in Supplementary Funding Provision and Pension and Employee Benefits.

First Quarter Actual Results

First quarter actuals show a surplus of $107.4 million compared to a quarterly budgeted surplus of $90.2 million.

- On a year-to-date actual basis, revenue is $49.5 million higher than the first quarter budget largely due to a $45.2 million increase in Special Operating Agencies revenue. This is in part attributable to new, unbudgeted funding under the Building Canada Fund - Gas Tax Transfer.

- Total actual expenses for the quarter are $32.3 million higher than the first quarter budget largely due to a $22.7 million increase in Ordinary Account expenses and $14.2 million in additional expense in Special Operating Agencies.

- The variances outlined in the Revenue Outlook and Expense Outlook sections also apply to the first quarter results.

- The difference between the first quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account	9,453.0	9,459.8	6.8	2,337.9	2,342.1	4.2
Capital Account	22.5	28.0	5.5	1.1	2.0	0.9
Special Purpose Account	74.7	74.6	(0.1)	12.4	12.2	(0.2)
Special Operating Agencies	90.0	139.1	49.1	51.0	96.2	45.2
Sinking Fund Earnings	205.5	205.5	0.0	51.4	50.8	(0.6)
Total Revenue	**9,845.7**	**9,907.0**	**61.3**	**2,453.8**	**2,503.3**	**49.5**
Expense						
Ordinary Account	9,011.1	9,029.7	18.6	2,199.8	2,222.5	22.7
Capital Account	129.8	126.4	(3.4)	22.1	15.8	(6.3)
Special Purpose Account	80.9	84.4	3.5	11.9	14.0	2.1
Special Operating Agencies	96.2	124.7	28.5	8.7	22.9	14.2
Amortization of Tangible Capital Assets	504.5	503.7	(0.8)	121.1	120.7	(0.4)
Total Expense	**9,822.6**	**9,869.0**	**46.4**	**2,363.6**	**2,395.9**	**32.3**
Surplus (Deficit)	**23.1**	**38.0**	**14.9**	**90.2**	**107.4**	**17.2**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year	(14,104.8)	(14,104.8)	-	(14,104.8)	(14,104.8)	-
Changes in Year						
Surplus (Deficit)	23.1	38.0	14.9	90.2	107.4	17.2
Investments in Tangible Capital Assets	(478.5)	(477.9)	0.6	(58.6)	(45.0)	13.6
Amortization of Tangible Capital Assets	504.5	503.7	(0.8)	121.1	120.7	(0.4)
(Increase) Decrease in Net Debt	**49.2**	**63.8**	**14.6**	**152.7**	**183.1**	**30.4**
Net Debt - End of Year	(14,055.6)	(14,040.9)	14.6	(13,952.1)	(13,921.7)	30.4

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax	1,773.0	1,773.0	0.0	441.0	440.6	(0.4)
Corporate Income Tax	381.0	381.0	0.0	96.0	96.5	0.5
Metallic Minerals Tax	1.9	1.9	0.0	0.5	0.3	(0.2)
Provincial Real Property Tax	538.0	538.0	0.0	139.0	135.2	(3.8)
Harmonized Sales Tax net of credit	1,539.1	1,539.1	0.0	381.8	384.2	2.4
Gasoline and Motive Fuels Tax	282.0	285.0	3.0	67.5	68.0	0.5
Tobacco Tax	141.0	136.0	(5.0)	36.0	34.2	(1.8)
Pari-Mutuel Tax	0.5	0.5	0.0	0.1	0.1	0.0
Insurance Premium Tax	60.2	60.2	0.0	15.1	12.1	(3.0)
Real Property Transfer Tax	28.0	28.0	0.0	7.5	8.6	1.1
Financial Corporation Capital Tax	25.0	25.0	0.0	6.3	6.7	0.4
Cannabis Duty	8.3	3.1	(5.2)	2.1	0.4	(1.7)
Penalties and Interest	13.0	13.0	0.0	3.3	4.3	1.0
	4,791.0	4,783.8	(7.2)	1,196.2	1,191.2	(5.0)
Return on Investment	245.7	242.0	(3.6)	59.4	54.1	(5.3)
Licences and Permits	163.9	163.6	(0.3)	50.0	52.4	2.4
Sale of Goods and Services	457.9	460.8	3.0	115.9	124.8	8.9
Royalties	69.7	69.7	0.0	0.1	0.1	0.0
Agency Revenues	164.0	161.4	(2.6)	40.6	40.3	(0.3)
Fines and Penalties	6.6	6.6	0.0	1.6	1.3	(0.3)
Miscellaneous	84.6	83.4	(1.3)	18.3	35.9	17.6
Total - Own Source Revenue	**5,983.4**	**5,971.4**	**(12.0)**	**1,482.1**	**1,500.1**	**18.0**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,023.2	2,023.2	0.0	505.8	505.8	0.0
Canada Health Transfer	832.7	832.7	0.0	208.2	208.2	0.0
Canada Social Transfer	300.9	300.9	0.0	75.2	75.2	0.0
Other	1.9	1.9	0.0	0.5	0.5	0.0
	3,158.7	3,158.7	0.0	789.7	789.7	0.0
Conditional Grants – Canada	326.0	344.7	18.6	69.9	56.0	(13.9)
Total - Grants from Canada	**3,484.7**	**3,503.4**	**18.6**	**859.6**	**845.7**	**(13.9)**
Subtotal	**9,468.1**	**9,474.7**	**6.6**	**2,341.7**	**2,345.8**	**4.1**
Inter-account Transactions	(15.1)	(14.9)	0.2	(3.8)	(3.7)	0.1
Ordinary Account Revenue	**9,453.0**	**9,459.8**	**6.8**	**2,337.9**	**2,342.1**	**4.2**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	40.2	40.2	0.0	6.1	6.5	0.4
Education and Early Childhood Development	1,294.7	1,294.7	0.0	314.3	315.4	1.1
Energy and Resource Development	96.6	96.6	0.0	21.5	20.0	(1.5)
Environment and Local Government	152.6	154.1	1.4	41.4	40.4	(1.0)
Executive Council Office	13.2	13.2	(0.0)	3.5	3.5	0.0
Finance and Treasury Board	35.9	34.7	(1.3)	9.1	8.2	(0.9)
General Government	857.7	832.4	(25.3)	190.8	181.7	(9.1)
Health	2,803.4	2,828.7	25.2	702.7	707.7	5.0
Justice and Office of the Attorney General	55.7	55.7	0.0	13.9	14.2	0.3
Legislative Assembly	29.2	29.2	0.0	7.4	6.3	(1.1)
Office of the Premier	1.5	1.5	0.0	0.4	0.4	0.0
Opportunities New Brunswick	40.0	40.7	0.7	6.2	9.2	3.0
Other Agencies	403.5	411.3	7.8	100.7	108.4	7.7
Post-Secondary Education, Training and Labour	636.1	636.3	0.2	155.8	161.5	5.7
Public Safety	227.5	244.1	16.6	57.3	57.9	0.6
Regional Development Corporation	70.1	70.1	0.0	10.4	12.2	1.8
Service of the Public Debt	677.0	669.0	(8.0)	167.3	162.2	(5.1)
Social Development	1,235.2	1,235.2	0.0	308.8	316.6	7.8
Tourism, Heritage and Culture	53.7	53.7	0.0	23.9	22.8	(1.1)
Transportation and Infrastructure	311.5	312.8	1.3	64.0	72.1	8.1
Subtotal	9,035.3	9,054.0	18.7	2,205.5	2,227.2	21.7
Investment in Tangible Capital Assets	(7.7)	(8.0)	(0.3)	(1.9)	(0.5)	1.4
Inter-account Transactions	(16.5)	(16.3)	0.2	(3.8)	(4.2)	(0.4)
Ordinary Account Expense	9,011.1	9,029.7	18.6	2,199.8	2,222.5	22.7

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2019–2020 Full Year to March 31, 2020			2019–2020 Year-to-date to June 30, 2019		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries.....	0.3	0.3	0.0	0.1	0.1	0.0
Education and Early Childhood Development..........	1.6	1.6	0.0	0.2	0.0	(0.2)
Energy and Resource Development.........	6.6	2.6	(4.0)	0.1	0.0	(0.1)
Environment and Local Government.........	1.0	1.0	0.0	0.3	0.1	(0.2)
Health..........	23.0	23.0	0.0	0.0	0.0	0.0
Post-Secondary Education, Training and Labour..........	2.0	2.0	0.0	0.1	0.1	0.0
Regional Development Corporation..........	47.8	47.8	0.0	12.6	1.9	(10.7)
Social Development..........	12.0	12.0	0.0	3.0	0.7	(2.3)
Tourism, Heritage and Culture..........	12.9	11.9	(1.0)	4.6	1.0	(3.6)
Transportation and Infrastructure..........	493.4	494.1	0.7	57.8	56.4	(1.4)
Subtotal..........	**600.6**	**596.3**	**(4.3)**	**78.8**	**60.3**	**(18.5)**
Investment in Tangible Capital Assets.....	(470.8)	(469.9)	0.9	(56.7)	(44.5)	12.2
Capital Account Expense..........	**129.8**	**126.4**	**(3.4)**	**22.1**	**15.8**	**(6.3)**

2019 Economic Update


NB Real GDP, 2019 (%)
Q1 Update
Budget 2019–2020
Average 0.8
Source: NB Finance and Treasury Board


NB Employment
(Seasonally adjusted)
Trend
Source: Statistics Canada


NB Average weekly earnings
(Seasonally adjusted)
Source: Statistics Canada

New Brunswick Economic Outlook

	2017	2018	2019 F
Real GDP	1.8	0.1	0.6
Household Final Consumption Expenditures	4.0	2.7	2.3
Primary Household Income	3.2	3.4	2.5
Employment	0.4	0.3	0.3
Unemployment Rate (%)	8.1	8.0	7.9
Consumer Price Index	2.3	2.1	2.1

Sources: Statistics Canada, NB Finance and Treasury Board
F = Forecast
% change unless otherwise indicated

Based on data available as of August 9, 2019

- The International Monetary Fund (IMF) is projecting global economic growth of 3.2 per cent in 2019. Global growth is expected to remain subdued if U.S.-China trade and technology tensions intensify and uncertainty on Brexit continues.
- According to the IMF, U.S. real Gross Domestic Product (GDP) is expected to increase by 2.6 per cent in 2019 driven mostly by robust exports and inventory accumulation.
- The Bank of Canada (BoC) anticipates Canada's real GDP to moderate to 1.3 per cent in 2019 due to global trade conflicts and related uncertainty. Nonetheless, steady consumption growth, sustained by income gains and solid consumer confidence, will continue supporting economic activity.
- The Department of Finance and Treasury Board projects real GDP growth for New Brunswick of 0.6 per cent for 2019, unchanged from the forecast in the 2019–2020 Budget. This is consistent with the 0.8 per cent growth rate consensus among private sector forecasters.
- Labour market conditions are showing growth in the province. Total employment gains in both the services- and goods-producing sectors have boosted employment by 2,900, resulting in growth of 0.8 per cent year-to-date. Gains in part-time employment more than offset the declines observed in full-time employment.
- Average weekly earnings are up by 2.9 per cent on a year-to-date basis – above the national growth rate of 2.2 per cent and the second highest growth rate among provinces.
- Strong labour market conditions and income gains have contributed to retail sales being up by 2.7 per cent for the five-month period ending in May. Wholesale trade is also up by 8.8 per cent, surpassing the national growth rate of 2.5 per cent.
- Growth in manufacturing sales (-13.4%) and international trade (-7.4%) continues to be restrained due largely to declines in energy products. Activity is expected to ramp up during the second half of the year as refinery production returns to full capacity.
- Housing starts are up by 27.4 per cent on a year-to-date basis, mostly driven by an increase in multi-unit construction in Moncton and Saint John.
- Consumer inflation in the province has averaged 1.6 per cent on a year-to-date basis, lower than the national rate of 1.9 per cent.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 9-Aug-2019)

Indicators	2018	Year-to-date 2019	% Change	Reference period from January to:
Labour force (x 1,000)	384.0	387.3	0.9%	July
Employment (x 1,000)	351.5	354.4	0.8%	July
Unemployment (x 1,000)	32.4	32.9	1.5%	July
Participation Rate (%)	61.3	61.5	...	July
Employment Rate (%)	56.1	56.3	...	July
Unemployment Rate (%)	8.4	8.5	...	July
Average weekly earnings ($)	905.74	932.24	2.9%	May
Retail trade ($M)	4,953.8	5,088.0	2.7%	May
Consumer Price Index (2002=100)	133.6	135.7	1.6%	June
Housing starts (units)	775	987	27.4%	June
Investment in residential building construction ($ x 1,000)	389,990	345,614	-11.4%	May
Investment in non-residential building construction ($ x 1,000)	364,756	369,105	1.2%	May
Manufacturing sales ($M)	8,173.6	7,076.3	-13.4%	May
International exports ($M)	7,096.0	6,567.9	-7.4%	June

... Not applicable
Source: Statistics Canada